UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

EZFILL HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

302314406
(CUSIP Number)

Michael D. Farkas

407 Lincoln Road, Suite 9F

Miami Beach, Florida 33139

Phone: (305) 907-7600

With a copy to:

Laura Anthony, Esq.

Anthony, Linder and Cacomanolis PLLC

1700 Palm Beach Lakes Blvd., Suite 820

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302314406

1	NAMES OF REPORTING PERSON Michael D. Farkas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,934(a)
	8	SHARED VOTING POWER 3,897,034(b–d)
	9	SOLE DISPOSITIVE POWER 168,934(a)
	10	SHARED DISPOSITIVE POWER 3,897,034(b–d)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,065,968(a–d)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.6%(e)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a) The Reporting Person is the President of the Farkas Group, Inc., and beneficially owns 168,934 shares of common stock of the Issuer held by the Farkas Group, Inc.

(b) The Reporting Person is the Manager of SIF Energy LLC, and beneficially owns 154,827 shares of common stock of the Issuer held by SIF Energy LLC.

(c) The Reporting Person is the Chief Executive Officer and member of the board of directors of Balance Labs, Inc., and beneficially owns 26,577 shares of common stock of the Issuer held by Balance Labs, Inc.

(d) The Reporting Person is the Chief Executive Officer and Chairman of NextNRG Holding Corp. (“NextNRG”), and beneficially owns 3,715,630 shares of common stock of the Issuer held by NextNRG Holding Corp.

(e) Based on 2,151,902 shares of the Issuer’s common stock issued and outstanding as of August 16, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 14, 2024 and the issuance of 3,525,341 shares giving effect to the issuance of the Exchange Shares as defined below, a total of 5,677,243 Shares issued and outstanding.

Item 1. Security and Issuer

The class of equity securities to which this Amendment No. 2 (this “Amendment”) to that certain Schedule 13D filed with the SEC as of September 24, 2021 (“Schedule 13D”, and together with Amendment No. 1 to Schedule 13D filed with the SEC on June 10, 2024 and this Amendment, collectively, the “Amended Schedule 13D”) relates is the shares of common stock, $0.0001 par value per share (the “Shares”) of EzFill Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 67 NW 183rd Street, Miami, Florida 33169. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

This Amendment is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Michael D. Farkas (the “Reporting Person”). The Reporting Person is the President of the Farkas Group, Inc., the Manager of SIF Energy LLC, the Chief Executive Officer and member of the board of directors of Balance Labs, Inc., and the founder, Chief Executive Officer and Chairman of NextNRG Holding Corp. The business address of the Reporting Person is 407 Lincoln Road, Suite 9F, Miami Beach, Florida 33139.

During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citzenship.

Entities:	Farkas Group, Inc. – Florida SIF Energy LLC – Florida Balance Labs, Inc. – Delaware NextNRG Holding Corp. — Nevada

Individuals:	Michael Farkas— United States of America

Item 3. Source and Amount of Funds or Other Consideration

In connection with the Share Exchange, the Reporting Person exchanged promissory notes previously issued by the Issuer to NextNRG in the aggregate principal amount of $9,800,449 for 3,525,341 Shares pursuant to an Exchange Agreement entered into between NextNRG and the Issuer dated August 16, 2024.

Item 4. Purpose of Transaction

The Reporting Person from time to time intends to review his investments in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, he may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as set forth in the Amended Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) - (b) The following disclosure is based upon 2,151,902 Shares issued and outstanding as of August 16, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 14, 2024 and the issuance of 3,525,341 shares giving effect to the issuance of the Exchange Shares.

As of the date of this Amendment, the Reporting Person may be deemed to be the beneficial owner of 4,065,968 Shares.

(c) Except as disclosed below, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of Common Stock:

During the last sixty (60) days, the Reporting Persons effected the following transactions in the Shares:

DATE	REPORTING PERSON	AMOUNT		PRICE		TYPE OF TRANSACTION
July 19, 2024(1)	Reporting Persons	106,836	(1)	(1)		Private transaction(1)
August 16, 2024	Reporting Persons	3,525,341		$2.78	(2)	Private transaction(3)

(1)	On July 19, 2024, NextNRG, State-EI Inc. and its shareholders entered into Amendment No. 3 (“Amendment No. 3”) to Stock Purchase Agreement entered into among NextNRG, Stat-EI, Inc. and Syed Ali Rahman as representative of the Stat-EI shareholders, as amended (the “Stat-EI SPA”). Amendment No. 3 deemed null and void ab initio Amendment No. 2 to the Stat-EI SPA which contemplated the transfer of 106,836 Shares held by NextNRG to the Stat-EI shareholders. Consequently, there was no disposition by NextNRG of the 106,836 Shares.

(2)	Price is inferred based on the Nasdaq Official Closing Price of the Issuer’s Common Stock as reported by Nasdaq on the trading day prior to the August 16, 2024 exchange agreement discussed in Footnote 3 below.

(3)	On August 16, 2024, NextNRG exchanged promissory notes previously issued by the Issuer to NextNRG in the aggregate principal amount of $9,800,449 for 3,525,341 Shares (the “Exchange Shares”) pursuant to an Exchange Agreement entered into between NextNRG and the Issuer dated August 16, 2024 (the “Note Exchange Agreement”). The description of the Note Exchange Agreement is qualified in its entirety by reference to the Note Exchange Agreement which is incorporated herein by reference and attached hereto as Exhibit 99.1.

On August 16, 2024, the Issuer entered into a Stock Purchase Agreement (the “SPA”) by and between the Issuer and NextNRG. Pursuant to the terms and conditions of the SPA, the Issuer issued and sold to NextNRG 140,000 shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Preferred Stock”) for a purchase price of $10.00 per Share, and a resulting total purchase price of $1,400,000. The Series B Preferred Stock are convertible into 724,638 Shares (the “Conversion Shares”) at an initial conversion rate of $1.932. The Series B Preferred Stock is convertible following approval of the Issuer’s stockholders of the issuance of the Conversion Shares and the approval of the Nasdaq Stock Market or other securities exchange where the Shares are listed for public trading. The number of Conversion Shares is subject to proportional adjustment in the event of a stock split, stock dividend, stock combination, recapitalization or other similar transaction. The information provided in this paragraph is qualified in its entirety by reference to the SPA, which is incorporated herein by reference and attached hereto as Exhibit 99.2.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

NextNRG Exchange Agreement

On August 10, 2023, the Issuer, the shareholders of NextNRG (the “Next NRG Shareholders”) and Michael Farkas, as the representative of the NextNRG Shareholders, entered into an exchange agreement (the “Exchange Agreement”), on November 2, 2023, the Issuer, the NextNRG Shareholders, NextNRG, and Mr. Farkas entered into an amended and restated exchange agreement (the “Amended and Restated Exchange Agreement”), on June 11, 2024, the Issuer, the NextNRG Shareholders, NextNRG and Mr. Farkas entered into a second amended and restated exchange agreement (the “Second Amended and Restated Exchange Agreement”) and the first amendment to second amended and restated exchange agreement dated July 22, 2024, including any additional amendments to the Exchange Agreement(as amended and restated, the “Exchange Agreement”), pursuant to which the Issuer agreed to acquire from the NextNRG Shareholders 100% of the shares of NextNRG (the “NextNRG Shares”) n exchange for the issuance (the “Share Exchange”) by the Issuer to the NextNRG Shareholders of an aggregate of 40,000,000 shares of common stock of the Issuer. The Exchange Agreement provides that in the event NextNRG completes the acquisition of STAT-EI, Inc. (“SEI” or “STAT”), prior to the closing, then 28,000,000 shares will vest on the closing date, and the remaining 12,000,000 shares will be subject to vesting or forfeiture and in the event NextNRG did not complete such acquisition prior to the closing, then 14,000,000 shares would vest on the closing date, and the remaining 26,000,000 shares would be subject to vesting or forfeiture (such shares subject to vesting or forfeiture, the “Restricted Shares”).

NextNRG completed the acquisition of SEI on January 19, 2024, and thus 28,000,000 shares will vest on the closing date, and 12,000,000 Restricted Shares will be subject to vesting or forfeiture. The 12,000,000 Restricted Shares will vest, if at all, upon the Issuer commercially deploying the third solar, wireless electric vehicle charging, microgrid, and/or battery storage system (such systems as more specifically defined under the Exchange Agreement).

As an additional condition to be satisfied prior to the closing, NextNRG is also required to take actions to record the assignment to itself of a patent mentioned in the Exchange Agreement.

At closing, the Issuer has agreed to appoint Mr. Farkas to the board of directors as Executive Chairman and to appoint him Chief Executive Officer of the Issuer. The closing of the transactions contemplated under the Exchange Agreement are subject to certain customary closing conditions, including (i) that the Issuer file a Certificate of Amendment with the Secretary of State of the State of Delaware to increase its authorized common stock from 50,000,000 shares to 500,000,000 shares (ii) the receipt of the requisite third-party consents, and (iii) compliance with the rules and regulations of The Nasdaq Stock Market (“Nasdaq”), which includes the filing of an Initial Listing Application with Nasdaq and approval of such application by Nasdaq. Upon consummation of the transactions contemplated by the Exchange Agreement, NextNRG will become a wholly-owned subsidiary of the Issuer.

The summary of the Exchange Agreement, the Amended and Restated Exchange Agreement and the Second Amended and Restated Exchange Agreement provided herein is qualified in its entirety by reference to the full text of such agreements, copies of which are incorporated herein by reference and attached hereto as Exhibits 99.4, 99.5 and 99.6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.7, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2024		/s/ Michael Farkas
	Name:	Michael Farkas

Farkas Group, Inc.

Dated: August 29, 2024	By:	/s/ Michael Farkas
	Name:	Michael Farkas
	Title:	President

SIF Energy LLC

Dated: August 29, 2024	By:	/s/ Michael Farkas
	Name:	Michael Farkas
	Title:	Manager

Balance Labs, Inc.

Dated: August 29, 2024	By:	/s/ Michael Farkas
	Name:	Michael Farkas
	Title:	Chief Executive Officer

NextNRG Holding Corp.

Dated: August 29, 2024	By:	/s/ Michael Farkas
	Name:	Michael Farkas
	Title:	Chief Executive Officer

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Note Exchange Agreement between EzFill Holdings, Inc. and NextNRG Holding Corp. dated August 16, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 20, 2024).

Exhibit 99.2	Stock Purchase Agreement entered into among EzFill Holdings, Inc. and NextNRG Holding Corp. dated August 16, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 20, 2024).

Exhibit 99.3	Certificate of Designations of Preferences and Rights of Series B Convertible Preferred Stock of the Company, as filed on August 16, 2024 with the Department of State, Division of Corporations, of the State of Delaware (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 20, 2024).

Exhibit 99.4	Exchange Agreement dated August 10, 2023 by and among EzFill Holdings, Inc., all members of NextNRG and Michael Farkas, an individual, as the representative of the members of NextNRG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 16, 2023).

Exhibit 99.5	Amended and Restated Exchange Agreement dated November 2, 2023 by and among EzFill Holdings, Inc., all members of NextNRG and Michael Farkas, an individual, as the representative of the members of NextNRG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 8, 2023).

Exhibit 99.6	Second Amended and Restated Exchange Agreement dated June 11, 2024 by and among EzFill Holdings, Inc., all members of NextNRG and Michael Farkas, an individual, as the representative of the members of NextNRG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 14, 2024).

Exhibit 99.7	First Amendment dated July 22, 2024 to Second Amended and Restated Exchange Agreement dated June 11, 2023 by and among EzFill Holdings, Inc., all members of NextNRG and Michael Farkas, an individual, as the representative of the members of NextNRG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 25, 2024).

Exhibit 99.8	Joint Filing Agreement.